UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       THE LOEWEN GROUP INC.
                         (Name of Issuer)
                      Common Shares
                (Title of Class of Securities)
                          54042L100
                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
                       July 23, 1998
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         SCHEDULE 13D

CUSIP No. 54042L100
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                        (a) [ ]
                                        (b) [X]
 _____________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
          WC
______________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
_______________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of            5,381,000
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by             1,457,300
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                  5,381,000
________________________________________________________________
                                   (10) Shared Dispositive Power
                      1,457,300
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person:   6,838,300
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    9.2%
________________________________________________________________
               14)  Type of Reporting Person
               I N
Item 1.   Security and Issuer.
          This statement relates to the  common shares (the
"Common Stock" or the "Shares"), of THE LOEWEN GROUP INC., the
("Company"), a foreign corporation, which has its principal
executive offices at 4126 Norland Avenue, Burnaby, British
Columbia V5G3S8.
Item 2.   Identity and Background.
          This  statement  is  being  filed by Leon G.
Cooperman,("Cooperman").  Cooperman is the Managing Member of
Omega Associates, L.L.C. ("Associates"), a limited liability company  organized under the laws of the State of Delaware.
Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles.  Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P.,  Omega Institutional Partners,
L.P., and Omega Capital Investors, L.P.   They are private
investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., Omega Institutional Partners,
L.P., and Omega Capital Investors, L.P., is c/o Omega Advisors,
Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York,
New York 10005.  Cooperman is a citizen of the United States.
            Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine
Street, Wall Street Plaza - 31st Floor, New York, New York
10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Cooperman is deemed to control said entity. Omega Overseas Partners, Ltd., is a Cayman
Islands corporation, with a business address at British American
Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman
Island, British West Indies.
          Omega Advisors, Inc. also serves as a discretionary investment advisor to a limited number of institutional clients
(the "Managed Account").  As to the Shares owned by the Managed
Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed
Account may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          Mr. Cooperman is the ultimate controlling person of Associates, Omega Capital Partners, L.P., Omega Institutional
Partners, L.P., Omega Capital Investors, L.P., and  Advisors.
        Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
          Cooperman beneficially owns 6,838,300 Shares. Of this amount, 1,834,600 Shares were purchased by Omega Capital
Partners, L.P., at a cost of $42,180,943; 165,500 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $3,802,072; 208,700 Shares were purchased by Omega Capital
Investors, L.P., at a cost of $4,748,931; 3,172,200 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $72,958,617; and 1,457,300 Shares were purchased by the Managed
Account at a cost of $33,648,191. The source of funds for the purchase of all such Shares was investment capital.
Item 4.   Purpose of Transaction.
          Cooperman sent a letter dated July 23, 1998 to Mr. Ray
Loewen, the Chairman of the Board of the Company. The text of this letter is set forth in Exhibit 7 attached hereto, and is incorporated herein by reference. Accordingly, with respect to his goal to "maximize shareholder value", Cooperman, his partners and his representatives recently have had telephone conversations with management of the Company, and may participate in interviews or hold discussions with third parties and other shareholders, and continue discussions with management and board members to further his views as expressed in Exhibit
7, and such conversations, interviews, and discussions may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of the Schedule 13D form. Cooperman strongly supports the Company's recent decision to retain a financial advisor to weigh all alternatives and maximize shareholder value.
          Cooperman has acquired the Shares for investment purposes. In the ordinary course of business, Cooperman will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, he may acquire additional Shares or may determine to sell or otherwise dispose of all or some of his Shares.
          Except as set forth above, Cooperman has no plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's
Form 10Q for the quarterly period ended March 31, 1998 filed with the Securities and Exchange Commission, there were issued and outstanding as of May 8, 1998, 73,949,632 Shares of Common
Stock.  Omega Capital Partners, L.P., owns 1,834,600 Shares, or
2.5% of those outstanding; Omega Institutional Partners, L.P., owns 165,500 Shares, or 0.2% of those outstanding; Omega Capital
Investors, L.P., owns 208,700 Shares, or 0.3% of those outstanding; Omega Overseas Partners, Ltd., owns 3,172,200
Shares, or 4.3% of those outstanding; and the Managed Account owns 1,457,300 Shares, or 2.0% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners,
L.P., Omega Capital Investors, L.P., Omega Overseas Partners,
Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to July 23, 1998 and until this filing.
All such transactions were open market purchase transactions.

                 Omega Capital Partners, L.P.

Date of             Amount of       Price Per
Transaction         Shares          Share
07/22/98            138,800         $19.60
07/23/98             26,900          21.31
07/23/98             34,600          20.19
07/23/98            130,500          20.76
07/23/98            235,700          21.19
07/24/98             56,700          21.73
07/24/98             65,200          21.99
07/27/98             29,000          22.14
07/27/98             20,000          22.10


              Omega Institutional Partners, L.P.


Date of             Amount of       Price Per
Transaction          Shares           Share
07/22/98             12,800         $19.59
07/23/98              2,500          21.31
07/23/98              2,700          20.19
07/23/98             10,200          20.76
07/23/98             23,100          21.19
07/24/98              5,100          21.73
07/24/98              5,900          21.99
07/27/98              2,700          22.14
07/27/98              1,800          22.10


                    Omega Capital Investors, L.P.


Date of             Amount of        Price Per
Transaction            Shares          Share
07/22/98              31,700         $19.59
07/23/97               3,100          21.31
07/23/98               4,000          20.19
07/23/98              14,800          20.76
07/23/98              26,300          21.19
07/24/98               6,400          21.73
07/24/98               7,400          21.99
07/27/98               3,400          22.14
07/27/98               2,300          22.10


                 Omega Overseas Partners, Ltd.

Date of               Amount of     Price Per
Transaction            Shares         Share
07/22/98             283,000        $19.59
07/23/98              45,900         21.31
07/23/98              60,000         20.19
07/23/98             225,600         20.76
07/23/98             411,200         21,19
07/24/98              98,200         21.73
07/24/98             112,800         21.99
07/27/98              50,600         22.14
07/27/98              34,400         22.10



                       The Managed Account

 Date of             Amount of     Price Per
Transaction           Shares         Share
07/22/98            109,100         $19.59
07/23/98             21,600          21.31
07/23/98             27,700          20.19
07/23/98            103,900          20.76
07/23/98            187,200          21.19
07/24/98             45,000          21.73
07/24/98             51,800          21.99
07/27/98             24,800          22.14
07/27/98             16,500          22.10


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.    Material to be Filed as Exhibits.
           7. Letter dated July 23, 1998 from Cooperman to Mr. Ray Loewen, the Chairman of the Board of the Company.
                             Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 1998


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P.,
and Omega Capital Investors, L.P.,
and as President of Omega Advisors, Inc.

By /s/ Alan M. Stark
ALAN M. STARK
Attorney-in-Fact
Power of Attorney on file

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                           EXHIBIT 7



           Letter dated July 23, 1998 from Cooperman
                       to Mr. Ray Loewen

             [Letterhead of Omega Advisors, Inc.]


July 23, 1998

Mr. Ray Loewen
Chairman of the Board
The Loewen Group
Fax: 604-473-7350

Dear Ray,

We greatly appreciate your candor in discussing Loewen Group's recent difficulties. As the current owner of 5 million shares of Loewen Group, we would like to share our thoughts on the difficult issues which you and your Board of Directors will now have to address. Please feel free to share this with the members of your Board, if you feel it would be helpful.

We strongly support your new initiative to maximize shareholder value, and believe that Loewen Group should seek a merger partner in an expeditious manner. We see several reasons why this course of action has become so appropriate and timely:

          Loewen's management problems appear to trace back to the Mississippi fiasco of 1995, and the company has not been able to get right-footed since that time. We believe that three years is more than sufficient time for any management team to refocus a business, and the current team may just not be up to the task. We believe that to give the current team another shot would be a misallocation of corporate resources. Thus, now is an appropriate time to sell the company.

          The death care industry has been and will continue to be in a consolidation mode, and the cost of capital is a key to success. With the recent problems at Loewen, the company's cost of equity capital has dramatically increased. In addition, S&P is reviewing the company for a possible ratings downgrade from the current BB+ level. With the increasing cost of capital, Loewen will be at a long-term competitive disadvantage in the acquisition market. Also, when it comes time to complete the Rose and Prime transactions, it will be important to have a reduced cost of capital.

          Loewen's competitors will not stand still. In a less competitive environment, it might be possible to try to rebuild from within. However, in your constantly evolving industry environment, Loewen does not have the luxury of taking more time to put its house in order. In addition, any resources that are currently spent to right the business may lose their value if the company is later sold to a party who must then install its own systems.

          Because of the competitive nature of your business and the ongoing consolidation trends, we believe that Loewen Group would be far more valuable to a third party than it would be as a stand-alone entity. That "spread" in value is probably wider than it has ever been. We believe it is incumbent on management to realize that spread for the benefit of the owners of the company.

As stated, we strongly support your new initiative to maximize shareholder value. We would also recommend taking all the normal steps in this direction such as hiring an investment banker, providing senior management proper monetary incentives to support such a transaction, and passing a Board of Directors resolution to seek to "maximize shareholder value over the near term."

We will shortly be filing a 13D to disclose our increased investment in The Loewen Group. As you know, we continue to be a staunch supporter of the company. If there is anything we can do to facilitate this process, please do not hesitate to call.

Sincerely,


/s/ Leon G. Cooperman